650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

October 11, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:		Jay Ingram Erin Jaskot Rufus Decker Nudrat Salik

	Re:	SolarCity Corporation Registration Statement on Form S-1 Filed June 18, 2013 Amendment No. 5 to Registration Statement on Form S-1 Filed on October 10, 2013 File No. 333-189404

Registration Statement on Form S-1 Filed June 18, 2013 Amendment No. 5 to Registration Statement on Form S-1 Filed on October 10, 2013 File No. 333-189405

Ladies and Gentlemen:

On behalf of SolarCity Corporation (the “Company”), we submit this letter to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-1 (File No. 333-189404) (the “Notes Registration Statement”) and Registration Statement on Form S-1 (File No. 333-189405) (the “Common Stock Registration Statement”), each filed with the Commission on June 18, 2013, and each as amended by an Amendment No. 1 to such registration statement filed with the Commission on June 21, 2013, an Amendment No. 2 to such registration statement filed with the Commission on August 2, 2013, an Amendment No. 3 to such registration statement filed with the Commission on August 29, 2013 and an Amendment No. 4 to such registration statement filed with the Commission on September 16, 2013 (as amended, the “Notes Registration Statement” and the “Common Stock Registration Statement,” respectively, and together the “Registration Statements”).

AUSTIN  BRUSSELS  GEORGETOWN,  DE  HONG KONG   LOS ANGELES  NEW YORK   PALO ALTO

SAN DIEGO   SAN FRANCISCO   SEATTLE   SHANGHAI   WASHINGTON, DC

Securities and Exchange Commission

October 11, 2013

Through EDGAR, the Company is concurrently filing Amendment No. 5 to the Notes Registration Statement (“Notes Amendment No. 5”) and Amendment No. 5 to the Common Stock Registration Statement (“Common Stock Amendment No. 5” and together with Notes Amendment No. 5, the “Amendments”). As discussed with the Staff, we supplementally note that the Company has updated the Amendments with the following information:

•	Increased the size of each offering, with the base offering of convertible notes at $125 million and the base offering of the common stock offering at 3.4 million shares;

•	Added disclosure to the cover page of each Amendment that an additional executive officer and a prospective director nominee are each going to purchase approximately $5 million worth of common stock in the common stock offering, and included a consent for the prospective director nominee;

•	Added disclosure concerning the Company’s pending acquisition of Zep Solar Inc. (“Zep Solar”) and a new acquisition integration risk factor;

•	Updated certain key operating metrics of the Company for the nine months ended September 30, 2013 and provided an estimated range of megawatts to be deployed in 2014; and

•	Updated various other general disclosure updates.

In addition, the Company supplementally informs the Staff that the Company entered into a merger agreement, dated as of October 9, 2013, with Zep Solar, and the Company undertook an analysis to determine whether the merger of Zep Solar into the Company would be considered the acquisition of a significant business and require financial statements pursuant to Rule 3-05 of Regulation S-X as well as corresponding pro forma financial information pursuant to Article 11 of Regulation S-X. Based on the analysis as summarized below, the Company has determined that no financial statements or pro forma financial information are required to be provided by the Company with respect to Zep Solar.

Based on the information provided to the Company in connection with the transaction, Zep Solar represented that it had for the year ended December 31, 2012, loss from continuing operations before income taxes, extraordinary items and cumulative effect of accounting changes of $10.9 million, and at December 31, 2012, consolidated assets of $5.7 million. In addition, the Company’s investment in the acquired business was equal to the total consideration worth approximately $158.0 million. As noted in the Form 10-K for the Company, the Company had for the year ended December 31, 2012, loss from continuing operations before income taxes, extraordinary items and cumulative effect of accounting changes of $64.1 million, and at December 31, 2012, consolidated assets of $1.4 billion.

For the investment test, the Company’s investment in Zep Solar was 11.6% of the Company’s total consolidated assets. For the asset test, the Company’s proportionate share of the Zep Solar assets were 0.5%. For the income test, the Company’s equity in Zep Solar’s loss from continuing operations before

Securities and Exchange Commission

October 11, 2013

income taxes, extraordinary items and cumulative effect of accounting changes was 17.0% of the Company’s consolidated loss from continuing operations before income taxes, extraordinary items and cumulative effect of accounting changes. As a result of each of the significance tests being less than 20%, financial statements pursuant to Rule 3-05 of Regulation S-X and corresponding pro forma financial information pursuant to Article 11 of Regulation S-X are not required.

In addition, the Company determined that Rule 3-05 of Regulation S-X does not require the aggregation of the acquisition of Zep Solar with the Company’s acquisition of the assets of Paramount GR Holdings, LLC and Paramount Energy Solutions, LLC (together, “Paramount Solar”) disclosed in the Company’s Form 8-K filed with the Commission on August 19, 2013 (File No. 001-35758), because the businesses of Zep Solar and Paramount Solar are not “related” as defined in Rule 3-05(a)(3) of Regulation S-X. The Company also considered whether the acquisitions of Zep Solar and Paramount Solar are dependent on each other or a single common event or condition pursuant to Regulation S-X 3-05(a)(3)(ii) or (iii), and concluded that they are not, because the transactions are not cross-conditioned. Therefore, the Company is not required to evaluate the acquisitions for significance as a single business entity. The Company also considered whether the aggregate impact of Paramount Solar and Zep Solar, which are individually insignificant acquisitions, would, when combined, be significant at the 50% level and therefore require presentation of financial statements. The Company evaluated the significance of Paramount Solar and Zep Solar in the aggregate under each of the asset, investment and income tests, and determined that the aggregate does not meet the 50% level to require presentation of pro forma financial statements pursuant to Rule 3-05(b)(2)(i).

Securities and Exchange Commission

October 11, 2013

Please direct any questions with respect to this letter or the Registration Statements to the undersigned at (650) 320-4658 or sbernard@wsgr.com, or to Seth R. Weissman, the Company’s Executive Vice President, General Counsel and Secretary, at (650) 963-5826 or sweissman@solarcity.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Steven V. Bernard

Steven V. Bernard

cc:	Lyndon Rive Robert D. Kelly Seth R. Weissman SolarCity Corporation

Michael A. Occhiolini Michael E. Coke Wilson Sonsini Goodrich & Rosati, Professional Corporation

Thomas J. Ivey Skadden, Arps, Slate, Meagher & Flom LLP